Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 30, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Senior Mortgage Loan – 686-WOPG, LLC

On October 24, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Manager (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $2,750,000 (the “686-WOPG Senior Loan”). The Borrower, 686-WOPG LLC (“686-WOPG”), used the loan proceeds to acquire a two-story, approximately 11,000 square foot, commercial building located at 686 N Spring St, Los Angeles, CA 90012 (the “686-WOPG Property”). 686-WOPG intends to complete a light value-add renovation and stabilize the existing building.

686-WOPG is managed by the principals of DMI Development (the “Sponsors”). The Sponsors have acquired, entitled, and constructed 15 retail and multifamily projects valued at approximately $200 million.

On the closing date of the 686-WOPG Senior Loan, 686-WOPG was capitalized with approximately $1,175,000 of equity capital from the Sponsors.

The 686-WOPG Senior Loan bears an interest rate of 8.95% per annum, with an amount equal to 6.5% per annum paid current on a monthly basis and the remaining 2.45% per annum accruing to the maturity date, October 24, 2021 (the “686-WOPG Maturity Date”). Interest will be paid interest-only over the term of the loan. In addition, an affiliate of our Manager earned an origination fee of approximately 1.5% of the 686-WOPG Senior Loan amount, paid directly by 686-WOPG.

686-WOPG has the ability to extend the 686-WOPG Maturity Date for one, six-month period. To exercise the extension option, all interest must be paid and 686-WOPG will be required to pay an extension fee of 1.0% of the funding provided. During the extension period, the interest rate will increase to 9.95%.

The Sponsors have provided customary springing and carve-out guarantees.

As of its closing date, the 686-WOPG Senior Loan’s loan-to-purchase-price ratio, or the LTPP ratio, was approximately 74%. The LTPP ratio is the amount of the 686-WOPG Senior Loan divided by the 686-WOPG Property purchase price. As of its closing date, the 686-WOPG Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 66%. The LTV ratio is the amount of the 686-WOPG Senior divided by the third-party appraised value of the 686-WOPG Property as of August 2019. There can be no assurance that such value is correct.

The 686-WOPG Property is located in the Chinatown neighborhood of Los Angeles, CA, approximately a half-mile north of Downtown Los Angeles. The 686-WOPG Property is within close proximity to parks, shops, restaurants and the employment centers in and around Downtown Los Angeles.

As the 686-WOPG Senior Loan was purchased from Fundrise Lending, the Independent Representative reviewed and approved of the transaction prior to its consummation.